Exhibit 99.1

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

(unaudited)

	Three months ending March 31,
	2022	2021
Operating expenses:
Research and development	$7,776	$6,099
General and administrative	5,298	4,979
Total operating expenses	13,074	11,078
Loss from operations	(13,074)	(11,078)
Other income (expense):
Gain from remeasurement of derivative liability	5,476	3,688
Interest income	3	1
Interest expense and other	(541)	(300)
Total other income	4,938	3,389
Net loss attributable to ordinary shareholders	$(8,136)	$(7,689)
Net loss per share attributable to ordinary shareholders — basic and diluted	$(0.01)	$(0.01)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders — basic and diluted	715,444,473	652,807,323

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	March 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$33,834	$47,135
Prepaid expenses and other current assets	2,566	2,467
Total current assets	36,400	49,602
Property and equipment, net	88	97
Deferred financing costs and other non-current assets	427	527
Total assets	$36,915	$50,226
Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$4,122	$3,467
Accrued expenses and other current liabilities	5,613	7,283
Accrued interest payable	154	78
Total current liabilities	9,889	10,828
Long-term portion of debt	13,782	13,656
Development derivative liability - related party	65,561	71,037
Total liabilities	89,232	95,521
Total shareholders’ deficit	(52,317)	(45,295)
Total liabilities and shareholders’ deficit	$36,915	$50,226